FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions and other	$ 62,275
Principal transactions	1,184
Total revenues	63,459
Expenses:	
Salaries and employee benefits	$ 134,358
Management fees	250,000
Depreciation and amortization	52,847
Marketing and business development	30,960
Occupancy	73,219
Other general and administrative expenses	51,270
Communication and data processing	125,530
Outside services	95,951
Licenses and fees	11,645
Floor brokerage and clearance fees	106,930
Impairment loss	31,956
Interest and dividends	302
Total expenses	964,968
Net loss	$ (901,509)

The accompanying notes are an integral part of this financial statement.